SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 29, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR – QUARTERLY INFORMATION	Base Date – 03/31/2006	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001-80
4 - NIRE 35300016831

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Costa Carvalho, 300			2 - NEIGHBORHOOD OR DISTRICT Pinheiros
3 - ZIP CODE 05429-900	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME Rui de Britto Álvares Affonso
2 - FULL ADDRESS Rua Costa Carvalho, 300			3 - NEIGHBORHOOD OR DISTRICT Pinheiros
4 - ZIP CODE 05429-900	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - REFERENCE / INDEPENDENT AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	1	01/01/2006	03/31/2006	4	10/01/2005	12/31/2005
9 – NAME/CORPORATE NAME OF THE AUDITOR Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9
11 – NAME OF RESPONSIBLE TECHNICIAN Marco Antonio Brandão Simurro						12 – TAXPAYER ID OF RESP.TECH. 755.400.708-44

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 03/31/2006	2 - PRIOR QUARTER 12/31/2005	3 - SAME QUARTER PRIOR YEAR 03/31/2005
Paid-up Capital
1 - Common	28,479,577	28,479,577	28,479,577
2 - Preferred	0	0	0
3 – Total	28,479,577	28,479,577	28,479,577
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 – Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Capture, Treatment, Water Distribution; Collection, Treatment of Sewage
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/20/2006	Interests on capital		ON	0.0045500000
02	RCA	04/28/2004	Interests on capital	06/27/2005	ON	0.0013413120
03	RCA	06/23/2005	Interests on capital	06/27/2005	ON	0.0023455404
04	RCA	10/20/2005	Interests on capital	06/27/2005	ON	0.0029900000
05	RCA	12/15/2005	Interests on capital	06/27/2005	ON	0.0055500000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 05/12/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

1 - Code	2 - Description	3 - 03/31/2006	4 - 12/31/2005
1	Total assets	17,875,727	17,431,097
1.01	Current assets	2,137,990	1,725,386
1.01.01	Cash	644,140	280,173
1.01.01.01	Cash, Banks and Fin.Invest.	644,111	280,164
1.01.01.02	Other cash items	29	9
1.01.02	Credits	1,227,224	1,195,249
1.01.02.01	Customers	1,227,224	1,195,249
1.01.03	Inventories	30,733	36,070
1.01.03.01	Storage Items for Operation	30,733	36,070
1.01.04	Others	235,893	213,894
1.01.04.01	Accounts receivable from shareholders	185,701	166,356
1.01.04.02	Taxes and contributions to be deducted	3,156	319
1.01.04.03	Deferred taxes and contributions	12,990	23,515
1.01.04.04	Other accounts receivable	34,046	23,704
1.02	Long term assets	1,621,367	1,568,341
1.02.01	Sundry credits	1,621,367	1,568,341
1.02.01.01	Customers	271,220	263,356
1.02.01.02	Compensation for concession termination	148,794	148,794
1.02.01.03	Court deposits	33,555	23,857
1.02.01.04	Accounts receivable from shareholders	813,015	800,594
1.02.01.05	Deferred taxes and contributions	307,549	298,820
1.02.01.06	Other accounts receivable	47,234	32,920
1.02.02	Receivables from related parties	0	0
1.02.02.01	From associated companies	0	0
1.02.02.02	From controlled companies	0	0
1.02.02.03	From other related parties	0	0
1.02.03	Others	0	0
1.03	Permanent assets	14,116,370	14,137,370
1.03.01	Investments	740	740
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	740	740
1.03.01.03.01	Shares in other companies	718	718
1.03.01.03.02	Compulsory deposits - Eletrobrás	22	22
1.03.02	Property, plant & equipment	14,097,316	14,116,099
1.03.02.01	Property, plant & equipment	11,904,656	11,991,607
1.03.02.02	Work in progress	2,192,660	2,124,492
1.03.03	Deferred assets	18,314	20,531
1.03.03.01	Organizational and reorganization expenses	18,314	20,531

02.02 - BALANCE SHEET - LIABILITIES (In thousands of reais)

1 - Code	2 – Description	3 - 03/31/2006	4 - 12/31/2005
2	Total liabilities	17,875,727	17,431,097
2.01	Current liabilities	1,807,491	1,688,929
2.01.01	Loans and credit facilities	461,852	416,391
2.01.02	Debentures	326,695	342,622
2.01.02.01	4th issue debentures	74,998	99,998
2.01.02.02	5th issue debentures	149,229	148,917
2.01.02.03	Interest on debentures	102,468	93,707
2.01.03	Suppliers	39,011	77,781
2.01.04	Taxes, fees and contributions	116,179	106,131
2.01.04.01	Paes Program	40,114	39,401
2.01.04.02	Cofins and Pasep	37,197	39,470
2.01.04.03	Corporate Income Tax	6,719	2,040
2.01.04.04	Social Contribution	1,341	2,536
2.01.04.05	I.N.S.S. (Social Security)	17,090	17,320
2.01.04.06	Withholding Tax	9,929	1,206
2.01.04.07	Others	3,789	4,158
2.01.05	Dividends payable	0	0
2.01.06	Provisions	27,288	28,520
2.01.06.01	For contingencies with suppliers	9,646	12,087
2.01.06.02	For contingencies with customers	17,642	16,433
2.01.07	Debt with related companies	0	0
2.01.08	Others	836,466	717,484
2.01.08.01	Salaries and payroll charges	142,105	117,289
2.01.08.02	Services	81,832	108,323
2.01.08.03	Interest on own capital payable	529,921	409,725
2.01.08.04	Deferred taxes and contributions	70,015	70,893
2.01.08.05	Amounts refundable	10,875	8,642
2.01.08.06	Other liabilities	1,718	2,612
2.02	Long-term liabilities	7,373,431	7,259,620
2.02.01	Loans and credit facilities	4,229,147	4,144,798
2.02.02	Debentures	1,766,581	1,760,410
2.02.02.01	5th issue debentures	149,229	148,917
2.02.02.02	6th issue debentures	617,085	614,383
2.02.02.03	7th issue debentures	301,226	300,516
2.02.02.04	8th issue debentures	699,041	696,594
2.02.03	Provisions	593,771	579,808
2.02.03.01	For labor claims	29,752	28,576
2.02.03.02	For civil and tax claims	89,716	85,758
2.02.03.03	For suppliers	185,660	179,812
2.02.03.04	For customers	266,255	261,464
2.02.03.05	For environmental matters	22,388	24,198

02.02 - BALANCE SHEET - LIABILITIES (Thousand Reais)

1 – Code	2 - Description	3 - 03/31/2006	4 - 12/31/2005
2.02.04	Debts with related companies	0	0
2.02.05	Others	783,932	774,604
2.02.05.01	Deferred taxes and contributions	135,752	133,443
2.02.05.02	Paes Program	250,721	256,114
2.02.05.03	Social security liabilities	287,824	276,558
2.02.05.04	Refundable amounts	73,829	73,829
2.02.05.05	Other accounts payable	35,806	34,660
2.03	Deferred income	0	0
2.05	Shareholders' equity	8,694,805	8,482,548
2.05.01	Paid-up capital	3,403,688	3,403,688
2.05.02	Capital reserves	92,743	78,820
2.05.02.01	Support for projects reserve	76,963	63,040
2.05.02.02	Incentive reserves	15,780	15,780
2.05.03	Revaluation Reserves	2,506,024	2,529,771
2.05.03.01	Own assets	2,506,024	2,529,771
2.05.03.02	Controlled/Associated companies	0	0
2.05.04	Profit reserves	2,470,269	2,470,269
2.05.04.01	Legal	215,273	215,273
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	2,254,996	2,254,996
2.05.04.07.01	Reserve for investments	2,254,996	2,254,996
2.05.05	Retained earnings/accumulated losses	222,081	0

03.01 - INCOME STATEMENT (Thousand Reais)

1 - Code	2 – Description	3 - 01/01/2006 to 03/31/2006	4 - 01/01/2006 to 03/31/2006	5 - 01/01/2005 to 03/31/2005	6 - 01/01/2005 to 03/31/2005
3.01	Gross sales and/or services revenue	1,456,757	1,456,757	1,252,008	1,252,008
3.01.01	Water supply - Retail	760,485	760,485	652,077	652,077
3.01.02	Water supply - Wholesale	64,135	64,135	57,730	57,730
3.01.03	Sewage collection and treatment	609,116	609,116	521,632	521,632
3.01.04	Other services rendered	23,021	23,021	20,569	20,569
3.02	Gross revenue deductions	(112,163)	(112,163)	(93,339)	(93,339)
3.02.01	Tax on Revenues (COFINS)	(92,155)	(92,155)	(76,689)	(76,689)
3.02.02	Tax on Revenues (PASEP)	(20,008)	(20,008)	(16,650)	(16,650)
3.03	Net sales and/or services revenue	1,344,594	1,344,594	1,158,669	1,158,669
3.04	Cost of sales and/or services sold	(599,465)	(599,465)	(557,305)	(557,305)
3.05	Gross profit	745,129	745,129	601,364	601,364
3.06	Operating expenses/revenue	(287,215)	(287,215)	(370,554)	(370,554)
3.06.01	Selling	(135,743)	(135,743)	(113,011)	(113,011)
3.06.02	General and administrative	(60,728)	(60,728)	(74,564)	(74,564)
3.06.03	Financial	(90,744)	(90,744)	(182,979)	(182,979)
3.06.03.01	Financial income	29,870	29,870	24,523	24,523
3.06.03.01.01	Financial income	29,870	29,870	24,523	24,523
3.06.03.01.02	Tax on Revenues (COFINS/PASEP)	0	0	0	0
3.06.03.02	Financial expenses	(120,614)	(120,614)	(207,502)	(207,502)
3.06.03.02.01	Financial expenses	(120,614)	(120,614)	(207,502)	(207,502)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity result	0	0	0	0
3.07	Operating income	457,914	457,914	230,810	230,810
3.08	Non-operating income	603	603	(518)	(518)
3.08.01	Revenues	2,047	2,047	618	618
3.08.01.01	Revenues	2,929	2,929	836	836
3.08.01.02	Tax on Revenues (COFINS/PASEP)	(882)	(882)	(218)	(218)
3.08.02	Expenses	(1,444)	(1,444)	(1,136)	(1,136)
3.08.02.01	Loss on disposal of fixed assets	(1,365)	(1,365)	(884)	(884)
3.08.02.02	Provision for Lost Tax Incentives	0	0	0	0
3.08.02.03	Tax Incentives	0	0	0	0
3.08.02.04	Others	(79)	(79)	(252)	(252)
3.09	Income before taxes/interests	458,517	458,517	230,292	230,292
3.10	Provision for Income Tax and Social Contribution	(116,324)	(116,324)	(78,589)	(78,589)
3.10.01	Provision for Income Tax	(92,772)	(92,772)	(62,469)	(62,469)
3.10.02	Provision for Social Contribution	(23,552)	(23,552)	(16,120)	(16,120)
3.11	Deferred income tax	(5,497)	(5,497)	8,447	8,447
3.11.01	Deferred income tax	3,332	3,332	12,400	12,400
3.11.02	Deferred social contribution	(8,829)	(8,829)	(3,953)	(3,953)
3.11.03	Reversal of deferred income tax	0	0	0	0
3.12	Statutory corporate interests/contributions	(8,780)	(8,780)	(8,780)	(8,780)
3.12.01	Corporate interests	0	0	0	0
3.12.02	Contributions	(8,780)	(8,780)	(8,780)	(8,780)
3.12.02.01	Extraordinary item	(8,780)	(8,780)	(8,780)	(8,780)
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Profit/Loss for the Year	327,916	327,916	151,370	151,370
	Number of Shares, Ex-Treasury Shares (Thou)	28,479,577	28,479,577	28,479,577	28,479,577
	PROFIT PER SHARE	0.01151	0.01151	0.00532	0.00532
	LOSS PER SHARE

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

04.01 – EXPLANATORY NOTES

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo (“SABESP” or the “company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

The Company provides water and sewage services in 368 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities and most of them with 30-year term. The 17 (seventeen) concession contracts that expired in 2005, have been extended or are under negotiation. In 2006, 135 contracts are going to expire and the rest between 2007 and 2034. Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection. The net book value of property, plant and equipment items relating to the municipalities where the concessions are under negotiation (2005) or will expire in 2006, totals R$ 1.53 billion.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a significant population, the Company operates under a public deed of authorization, like in some other municipalities in the Santos Coastal Area and in the Ribeira Valley, where the Company started operating after the merger of companies that formed SABESP.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting practices adopted in Brazil and regulations with the Brazilian Securities Commission (“CVM”).

3. SIGNIFICANT ACCOUNTING PRACTICES

(a) Determination of results of operations

(i) Revenue from sales and services

Revenue from water and sewer services is recognized as water is consumed or as services are provided. Revenue from water and sewer services rendered but not billed is recorded as unbilled customer accounts receivable based on monthly estimates in order to match such revenue with costs incurred.

(ii) Financial income and expenses

Primarily comprised of interest and monetary and exchange variations on loans and financing, and financial investments, calculated and reported on the accrual basis of accounting.

(iii) Income tax and social contribution

Income tax and social contribution are recorded on an accrual basis. The provisions for income tax and deferred income tax on tax losses and on temporary differences are recorded at the base-rate of 15% plus an additional of 10%. The provisions for social contribution on net income and deferred social contribution on tax losses and on temporary differences are recorded at the rate of 9%.

(iv) Other income and expenses

Other income and expenses are recorded on an accrual basis.

(b) Financial Investments

Those comprise mainly Financial Investment Funds (FIF) and CDB – Banking Deposit Certificate and are stated of cost plus accrued interest (pro-rata temporis) until the end of the period, up to the limit of market value.

(c) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts for receivable balances in excess of R$ 5 and overdue for more than 360 days and in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings. The amount is deemed by the Management to be sufficient to cover probable losses, based on an aging analysis of receipts, taking into consideration the expected recovery in the different categories of customers. For accounts receivable balances under R$ 5 and overdue more than 180 days, such balances are written off through a direct charge to income.

(d) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at the lower of average acquisition cost or realizable value and are classified in current assets.

Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

(e) Other current assets and long-term receivables

Other current assets and long-term receivables are stated at the lower of acquisition cost or realization value, plus accrued interest, when applicable.

(f) Property, plant & equipment

These are stated at adjusted cost up to December 31, 1995, and take the following into consideration:

Depreciation of property, plant & equipment is recorded using the straight-line method at the annual rates mentioned in Note 6a.

Revaluation of property, plant and equipment items carried out in two stages, in 1990 and 1991, based on an appraisal report issued by independent experts. The referred revaluation was stated with a corresponding entry to the “Revaluation Reserve” account, in Shareholder’s Equity, and is realized through depreciation, sale and disposal of the respective assets, with a corresponding entry to the “Retained Earnings” account. .

Interest charges on financings raised with third parties for construction in progress are capitalized as part of the cost of assets.

Deferred charges are amortized on the straight-line basis over five years as from the date when benefits start to be generated.

(g) Loans and Financing

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expenses.

(h) Provision for vacation pay

The provision for vacation pay and respective payroll charges is accrued as earned.

(i) Provision for contingencies

Provisions for contingencies are recorded to cover losses, assessed as probable by legal councilors and in the amount estimated on March 31, 2006, related to labor, tax, environmental and commercial litigations in administrative and judicial levels. The balances of the provision for contingencies are presented net of the respective judicial deposits. For comparison purposes we have performed the reclassifications in the financial statements of 2005.

(j) Environmental costs

Expenditures relating to ongoing environmental programs are recorded in the income statement as incurred. Ongoing programs are designed and performed with a view to minimize the environmental impact of the operations and to manage the environmental risks related to the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimable by the Company’s management.

(k) Private Pension Plan

The Company sponsors a private defined benefit pension plan. CVM Deliberation 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding the fair value of the assets of the pension plans. Liabilities ascertained at December 31, 2001 have been recognized over a period of 5 years, as from fiscal year 2002.

(l) Other current liabilities and long-term liabilities

These are stated at their known or estimated amounts, including accrued charges and monetary and foreign exchange variations, when applicable.

(m) Interest on shareholder’s equity

This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, being limited to the daily pro-rata variation of the Long-term Interest Rate (TJLP) and recorded in conformity with CVM Deliberation 207/96.

(n) Profit per thousand shares

Profit per thousand shares is calculated based on the number of shares outstanding at the balance sheet date.

(o) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts or revenues and expenses for the reporting periods. Actual results could differ from those estimates.

4. CUSTOMERS

(a) Balance sheet balances

	March 06	December 05

Private-sector customers:
Accounts Receivable	841,856	813,306
Agreements	153,777	142,139

	995,633	955,445
Public Entities:
Municipal	393,134	377,373
Federal	20,999	19,391
Agreements	66,087	59,408

	480,220	456,172
Wholesale customers - municipal authorities: (i)
Guarulhos	304,536	294,035
Mauá	97,867	94,887
Mogi das Cruzes	4,058	4,145
Santo André	265,051	256,063
São Caetano do Sul	2,706	2,708
Diadema	76,937	76,054

	751,155	727,892

Unbilled amounts	233,993	239,832

Subtotal	2,461,001	2,379,341
Allowance for doubtful accounts	962,557)	(920,736)

Total Customer	1,498,444	1,458,605

Current portion	1,227,224	1,195,249
Long-term portion (ii)	271,220	263,356

	1,498,444	1,458,605

(i) Wholesale customers - municipal authorities - Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, as follows:

	March 06	December 05

Balance in the beginning of the period	727,892	632,244
Billings for services provided	64,135	241,126
Collections - current year services	(27,731)	(113,496)
Collections - prior year services	(13,141)	(31,982)

Balance at the end of the period	751,155	727,892

Current portion	13,108	13,092
Long term portion	738,047	714,800

(v) Long-term receivables - Past-due and renegotiated balances with customers and past-due receivables related to the wholesale of water to municipal authorities. It is stated net of the provision for doubtful accounts in the amount of R$ 545,675 on March 31, 2006 (Dec/2005 - R$ 519,632).

(b) Customer accounts receivable aging summary

	March 06	December 05

Current	729,555	669,917
Past due:
Up to 30 days	171,569	174,129
From 31 to 60 days	81,808	86,206
From 61 to 90 days	61,006	61,743
From 91 to 120 days	60,151	52,237
From 121 to 180 days	105,703	95,253
From 181 to 360 days	157,958	240,533
Over 360 days	1,093,251	999,323

Total	2,461,001	2,379,341

(c) Allowance for doubtful accounts

(i) The amount of the supplement to the provision may be represented as follows:

	1Q06	1Q05

Balance at beginning of year	920,736	759,640

Private-sector customers/government entities	15,777	10,636
Wholesale customers	26,044	24,199

Additions in the fiscal year	41,821	34,835

Current Balance	962,557	794,475

Current portion	416,882	375,707
Long-term portion	545,675	418,768

(ii) In the income

The Company recorded direct charges for probable losses in the accounts receivable incurred in the first quarter of 2006 in the amount of R$ 68,222 (net of recoveries of R$ 26,401 up to R$ 5 and R$ 41,821 over R$ 5), directly to the income for the period, recorded as selling expenses. Those losses amounted to R$ 45,862 in the first quarter of 2005.

	1Q06	1Q05

Provisions (over five thousand reais)	(47,979)	(37,290)
Recoveries (over five thousand reais)	6,158	2,455
Write-offs (lower than or equal to five thousand reais)	(44,486)	(31,261)
Recoveries (lower than or equal to five thousand reais)	18,085	20,234

Expenses (note 15)	(68,222)	(45,862)

5. RELATED PARTY TRANSACTIONS

The Company is party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Accounts Receivable from the state Government of the State

	March 06	December 05

Current receivables:
Water and sewage services (i)	129,357	111,550
GESP Agreement	56,344	54,806

Total current	185,701	166,356

Long term:
Water and sewage services -GESP Agreement	117,385	127,879
Reimbursement for pension benefits paid (ii)	695,630	672,715

Total long term	813,015	800,594

Total receivable from shareholder	998,716	966,950

Water and sewage services	303,086	294,235
Reimbursement for pension benefits	695,630	672,715

	998,716	966,950

(b) Interest on shareholders’ equity	325,366	260,240

(c) Operating Revenues

Gross revenue from sales and services	1Q06	1Q05

Water sales	40,382	35,691
Sewage services	33,842	27,331
Collections	(56,417)	(42,422)

The Company does not record an allowance for doubtful accounts for any amounts due from the State Government or entities controlled by the State Government, since it does not expect losses on such receivables.

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, in conformity with Law No. 200/74.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government, through the State Department of Finance and the State Department of Water and Energy - “DAEE”, having the State Department of Water Resources, Sanitation and Works as intervening party, under which the State Government, by force of Law no 200/74, acknowledged to be responsible for the benefit arising out of supplementation of retirement and pension payments and agreed to pay amounts it owed to the Company in respect of water and sewage services. The value to date of the Agreement was R$ 678,830, of which R$ 320,623 refer to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$ 358,207 refer to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, the Water and Electric Power Department - “DAEE” will transfer these assets to the Company as partial amortization, by means of credit assignment, of the amount owed by the State. The reservoirs evaluation works has been completed and approved by the Board of Directors of the Company, which works indicated an amount of R$ 300,880 (base date - June, 2002), as shown in the respective report.

Based on official notice no. 53/2005 of the State Capital Defense Council - “CODEC”, dated March 21, 2005, negotiations have restarted between the Company and the State Government with a view to restate the debt for supplementary retirement and pension benefits, under the terms defined in the GESP agreement, including amounts due after November, 2001. These negotiations shall result in a second amendment to the Agreement between the State Government and SABESP. The Company shall retain FIPECAFI to validate the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the General Office of the State Attorney.

Once the amounts and any monetary adjustment criterion are established, SABESP will be able to take applicable actions with “DAEE” in order to transfer the ownership rights to the Alto Tietê System reservoirs, since no legal restraint exists any more, once the State Government has timely filed an appeal against the decision that had granted the public civil action and managed to obtain the suspension of the effects thereof.

This second amendment shall also include the criteria for monthly recovery of the future amounts to be disbursed by SABESP.

Since these negotiations are still in the early stages, it is not possible to determine the net effects on the balance sheet resulting from such negotiation. Management does not expect to incur significant net losses relating to any differences between the amounts recorded as due from the State Government and the amounts actually paid by SABESP.

The balances for water and sewage services were included in the 1st amendment, as described below (iv).

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholder’s equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$ 581,779, including monetary adjustments based on the Reference Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$ 518,732, including (1) amounts declared and paid relating to years prior to 2003 (R$ 126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$ 31,098); and (3) amounts declared and paid relating to 2003 (R$ 360,667).

The Company and the State Government have agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining obligation of R$ 176,890 at February 29, 2004 will be payable in monthly installments from May 2005 through April 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% .

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement. Part of such amounts may be netted upon the transfer of the reservoirs that make up the Alto Tietê System. The Company and the State Government are negotiating the transfer and netting of the additional amounts owed.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

(b) Cash and cash equivalents

The Company’s balance of banks and short-term investments accounts with financial institutions controlled by the State Government was R$ 445,145 at March 31, 2006 (R$ 242,021 at December 31, 2005). The financial income from such investments was R$ 12,713 and R$ 3,638 in fiscal years ended March 31, 2006 and 2005, respectively.

(c) Agreement for use of reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by another company controlled by the State of São Paulo Government. The Company does not pay any fee for the use of these reservoirs, but is responsible for maintaining and funding there.

The Company has the right to draw water and exploit the reservoirs for a period of 30 years, corn led as from 1997.

6. PROPERTY, PLANT & EQUIPMENT

	Mar/06			Dec/05

		Accumulated
		Depreciation/
	Cost	Amortization	Net	Net

In use
Water systems:
Land	937,416	-	937,416	938,589
Buildings	2,664,823	(1,339,665)	1,325,158	1,347,845
Connections	802,476	(325,889)	476,587	481,894
Water meters	273,075	(137,422)	135,653	135,512
Networks	3,242,929	(958,321)	2,284,608	2,297,167
Equipment	249,596	(159,195)	90,401	92,619
Others	505,655	(219,603)	286,052	285,314
Sub total	8,675,970	(3,140,095)	5,535,875	5,578,940

Sewage system:
Land	352,114	-	352,114	352,080
Buildings	1,464,364	(530,023)	934,341	941,552
Connections	850,257	(327,939)	522,318	526,334
Networks	4,669,793	(1,058,729)	3,611,064	3,626,180
Equipment	502,528	(363,299)	139,229	148,870
Others	15,733	(1,180)	14,553	14,500
Sub total	7,854,789	(2,281,170)	5,573,619	5,609,516

General use:
Land	107,707	-	107,707	102,952
Buildings	121,854	(66,589)	55,265	55,890
Transportation equipment	133,906	(124,515)	9,391	10,591
Furniture, fixtures and equip.	278,747	(182,433)	96,314	99,368
Free lease land	20,556	-	20,556	25,312
Free lease assets	8,462	(2,536)	5,926	6,520
Sub total	671,232	(376,073)	295,159	300,633

Subtotal in use	17,201,991	(5,797,338)	11,404,653	11,489,089

Construction in progress:
Water systems	720,940	-	720,940	683,094
Sewage systems	1,451,516	-	1,451,516	1,421,491
Others	20,204	-	20,204	19,907

Subtotal construction in progress	2,192,660	-	2,192,660	2,124,492

Intangible assets	585,418	(85,415)	500,003	502,518

Total	19,980,069	(5,882,753)	14,097,316	14,116,099

(a) Depreciation:

Depreciation is calculated at the following annual rates: buildings – 4%; networks – 2%; equipment – 10%; water meters – 10%; transportation equipment – 20%; IT equipment – 20%; building connections – 5% furniture, fixtures and equipment – 10%.

Amortization of intangible assets is effected during the term of the concession agreements entered into with the municipalities

(b) Construction in progress

The estimated disbursements as from April 2006, up to 2011, relating to the works already contracted, is approximately R$ 818,000 (information not reviewed by the independent auditors).

(c) Disposals of property, plant an equipment

In the first quarter of 2006, the Company wrote-off property, plant and equipment in the amount of R$ 2,546, resulting in a total loss of R$ 1,365 (2005 – R$ 884), related to the group of properties in use, due to obsolescence, theft and sale.

(d) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems there was the need to expropriate or establish rights of way over third party properties, in conformity with the relevant legislation. The owner’s of these properties will be compensated either through negotiated settlements or judicial arbitration. Disbursements to be effected as from second quarter of 2006 are estimated to be approximately R$ 279,900 (information not reviewed by the independent auditors), which will be paid out of Company funds. The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. The total amount of property, plant and equipment referring to expropriations in the first quarter of 2006 was R$ 1,212 (2005 – R$ 407).

(e) Tax effects on revaluation of assets

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at March 31, 2006 would be R$ 453,397 (Dec/2005 - R$ 461,068). In the period from January to March, 2006 the realized revaluation reserve was R$ 23,748 (January to March, 2005 – R$ 22,306).

(f) Intangible Assets

As of the fiscal year 1998, negotiations relating to new concessions started to be carried out based on the economic-financial results of the relevant business, as established on appraisal reports, issued by independent experts.

The amount defined in the respective contracting instrument, after the celebration of the deal together with the municipality, with the realization by means of underwriting stock of the Company or in cash, it is registered under this line item and amortized over the concession period, normally on a 30-year term.

7 - LOANS AND CREDIT FACILITIES

(i) Debt balance of loans and credit facilities

	Mar/06			Dec/05

	Short	Long		Short	Long		Final	Annual	Monetary
	Term	Term	Total	Term	Term	Total	Maturity	Interest Rate	Adjustment	Guarantees

Domestic

União Federal /										Gov,Est,S,
Banco do Brasil	199,415	1,987,390	2,186,805	194,238	2,028,429	2,222,667	2014	8.5%	UPR	Paulo
Debentures 4th
Issue	74,998	-	74,998	99,998	-	99,998	2006	CDI+1.2%	-	-
Debentures 5th								CDI+1.1%
Issue	149,229	149,229	298,458	148,917	148,917	297,834	2007	and 10.65%	IGP-M	-
Debentures 6th								CDI+1.75%
Issue	-	617,085	617,085	-	614,383	614,383	2010	and 11%	IGP-M	-
Debentures 7th								CDI+1.5%
Issue	-	301,226	301,226	-	300,516	300,516	2010	and 10.8%	IGP-M	-
Debentures 8yh								CDI+1.5%
Issue	-	699,041	699,041	-	696,594	696,594	2011	and 10.75%	IGP-M	-
										Own
CEF	44,141	463,050	507,191	42,938	459,919	502,857	2007 to 2022	5 % to 9.5%	UPR	Resources
FIDC –										Own
SABESP I	27,778	222,222	250,000	-	-	-	2011	CDI+0.7%	-	Resources
										Own
BNDES	29,688	177,357	207,045	28,699	182,358	211,057	2013	3% + TJLP	-	Resources
								12% / CDI /
Others	2,566	23,907	26,473	2,505	24,308	26,813	2008 to 2011	TJLP+6%	UPR	-
Interest and
Charges	124,732	-	124,732	115,554	-	115,554

Total Domestic	652,547	4,640,507	5,293,054	632,849	4,455,424	5,088,273

Abroad
									Currency
BIRD									basket var +
US$ 6,449 mil	9,340	4,671	14,011	10,049	5,023	15,072	2007	4.59%	US$	Fed. Govern.
Soc,Génerale
EUR 1,020 mil	2,684	-	2,684	2,824	-	2,824	2006	3.92%	EUR	Fed. Govern.
									Currency
BID									basket var +
US$ 437,888 mil	94,198	857,069	951,267	101,157	918,103	1,019,260	2007 a 2025	3 % to 7.7%	US$	Fed. Govern.
Euro Bônus
US$ 225,000 mil	-	488,790	488,790	-	526,658	526,658	2008	12%	US$	-
JBIC
Yene 254,176								1.8% and
mil	-	4,691	4,691	-	-	-	2029	2.5%	Yene	-
Interests and
charges	29,778	-	29,778	12,134	-	12,134

Total abroad	136,000	1,355,221	1,491,221	126,164	1,449,784	1,575,948

Total	788,547	5,995,728	6,784,275	759,013	5,905,208	6,664,221

As of March 31, 2006 the Company did not have balances of loans and financings obtained in short term.

Exchange rate as March 31, 2006: USD 2.1724; EUR 2.63273; Yen 0.018456

UPR: Standard Reference Unit - TJLP : Long Term Interest Rate
CUREENCY BASKET VARIATION:: Value referring to the BID and BIRD account - EUR: Euro
CDI: Interbank Deposit Certificate - IGP-M: General Market Prices Index

(ii) FIDC

On March 23, it was issued a single series of senior quotas and 26 (twenty six) subordinated quotas, kept in a deposit account in the name of their respective holders, with unit value at the issue date corresponding to R$ 500,000.00 (five hundred thousand reais). Senior quotas will be amortized in 54 (fifty four) monthly installments. Subordinated quotas have been underwritten and paid up exclusively by SABESP. The Fund will have a parameter of profitability corresponding to 100% (one hundred per cent) over the DI Rate, added by a pre-fixed coupon of 0.70% (seventy centesimal points per cent) interest per year based on 252 working days, observed the terms of its Regulation

The Fund is managed by Caixa Econômica Federal and has as custody and underwriting agent the Banco do Brasil S.A.

The resources obtained in the amount of R$ 250 million will be used by the Company for settling debts maturing during fiscal year 2006.

(iii) Settlement Schedule of Loans and Financings

The total debt volume to be paid up to the end of 2006 is R$ 677,096, being the amount indexed to the North American dollar and to the Euro of R$ 114,984 and the amount of R$ 562,112 refers to interest and principal of loans in Brazilian reais.

INSTITUTION	2006	2007	2008	2009	2010	2011	onwards	TOTAL
DOMESTIC União Federal/Banco do Brasil Caixa Econômica Federal - CEF Debentures FIDC – SABESP I BNDES Others Interest and Charges	141,820 32,820 224,227 13,889 24,407 1,910 123,039	213,141 47,779 381,042 55,556 31,028 4,650 1,693	231,990 51,733 - 55,555 31,028 5,257 -	252,505 54,900 747,003 55,556 31,028 5,083 -	274,836 58,938 289,495 55,555 31,028 4,995 -	299,140 63,834 349,041 13,889 31,028 4,578 -	773,373 197,187 - - 27,498 - -	2,186,805 507,191 1,990,808 250,000 207,045 26,473 124,732
Total Domestic	562,112	734,889	375,563	1,146,075	714,847	761,510	998,058	5,293,054
FOREIGN BIRD Société Génerale BID Euro Bonds JBIC Interests and Charges	9,340 2,684 73,182 - - 29,778	4,671 - 94,655 - - -	- - 67,044 488,790 - -	- - 67,044 - - -	- - 67,044 - - -	- - 67,043 - 127 -	- - 515,255 - 4,564 -	14,011 2,684 951,267 488,790 4,691 29,778
Total Foreign	114,984	99,326	555,834	67,044	67,044	67,170	519,819	1,491,221
Grand Total	677,096	834,215	931,397	1,213,119	781,891	828,680	1,517,877	6,784,275

(iv) Short Term Debt Structure

Owe of the Company’s main goals is to reduce its foreign currency debt exposure the reduction of the exposure of debt in seeking to minimize costs and volatility over its income.

8. TAXES AND CONTRIBUTIONS

(a) Balance sheet accounts

	March 06	December 05

In current assets (i)
Deferred income tax	7,593	7,889
Deferred social contribution	5,397	15,626

	12,990	23,515

In long-term assets (ii)
Deferred income tax	224,475	218,288
Deferred social contribution	83,074	80,532

	307,549	298,820

In current liabilities (iii)
Deferred PASEP	21,580	21,827
Deferred COFINS	48,435	49,066

	70,015	70,893

In long-term liabilities (iv)
Deferred income tax	61,558	62,162
Deferred social contribution	17,652	17,869
Deferred PASEP	15,538	14,980
Deferred COFINS	41,004	38,432

	135,752	133,443

	1Q06	1Q05
For the Period
Income tax	(92,772)	(62,469)
Deferred income tax	3,332	12,400

	(89,440)	(50,069)

For the Period
Social contribution	(23,552)	(16,120)
Deferred social contribution	(8,829)	(3,953)

	(32,381)	(20,073)

(b) Deferred Assets

(i) In Current Assets

Mainly calculated on temporary differences in the amount of R$ 30,371 (Dec/2005 - R$ 31,557). The tax loss carry forwards basis of social contribution accumulated in March 31, 2006 was R$ 29,597 (Dec/2005 - R$ 142,061), which will be realized with taxable income in 2006.

(ii) In Long-Term Assets

Mainly calculated on temporary differences in the amount of R$ 897,899 (Dec/2005 - R$ 873,152) for income tax and R$ 923,043 (Dec/2005 - R$ 894,795) for social contribution, which will be realized as these differences become deductible for income tax purposes.

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, with taxes being deducted upon receipt of the invoices.

(iv) In long-term liabilities

- Income tax and social contribution

Substantially calculated on temporary differences in the amount of R$ 246,233 (Dec/2005 - R$ 248,651) for income tax and R$ 196,127 (Dec/2005 - R$ 198,545) for social contribution.

- PASEP and COFINS

Substantially calculated on sales to public agencies, the tax assessment being made at the time of acknowledgment of the invoices.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the financial statements is reconciled from the nominal rates provided by law, as shown below:

	1Q06	1Q05

Profit before taxes	458,517	230,292
Statutory rate	34%	34%

Tax expense at statutory rate	(155,896)	(78,299)
Permanent differences
Realization of revaluation reserve	(8,074)	(7,584)
Interest on shareholders’ equity	44,058	12,988
Other differences	(1,909)	2,753

Income and social contribution taxes	(121,821)	(70,142)

Current income tax and social contribution	116,324	78,589
Deferred	5,497	(8,447)

	(121,821)	(70,142)

Effective rate	27%	30%

9. PAES – Special Debt Refinancing

The Company filed a Request for Special Payment into Installments – “PAES”, on July 15, 2003, as provided for by Law no. 10.684, of May 30, 2003, which request includes COFINS and PASEP debts involved in a lawsuit brought against the enforcement of Law no. 9718/98, and consolidated the previously outstanding balance of the Tax Recovery Program – “REFIS”, in the mount of R$316,953. The debt shall be paid in 120 months, added by interests at the TJLP rate, the amount thereof being subject to homologation by the Federal Revenue Service.

The amount paid in the 1st quarter of 2006 was R$ 9,969 (R$ 9,207 in the 1st quarter of 2005), and R$ 5,289 was accrued in the 1st quarter, 2006 (R$ 6,503 in the 1st quarter, 2005) related to interests.

The assets listed under the REFIS program, in the amount of R$ 249,034, remain as collateral in the PAES program.

10. PROVISIONS FOR CONTINGENCIES

				Financial Expenses
	Dec/05	Additions	Exclusions		Mar/06

Customer claims (i)	279,509	6,570	(1,861)	12,624	296,842
Contractor claims (ii)	194,356	1,231	(1,334)	3,332	197,585
Civil and tax claims	85,758	14,629	(13,558)	2,887	89,716
Labor claims (iv)	28,576	1,332	(754)	598	29,752
Environmental	24,198	765	(2,690)	115	22,388

Total	612,397	24,527	(20,197)	19,556	636,283

Judicial Deposits	(4,069)	(11,332)	177	-	(15,224)

Total	608,328	13,195	(20,020)	19,556	621,059

The Company has accrued in current liabilities, under the item “Provisions”, amounts related to judicial lawsuits in process, in phase of sentence. The presented balance of R$ 27,288 (Dec/2005 – R$ 28,520) is net of amounts already deposited totaling R$ 3,083 (Dec/2005 – R$ 3,037).

The Company, based on an with its legal advisors, recorded a provision in amount considered sufficient to meet probable losses arising from judicial lawsuits, recorded in long term liabilities, under item “Provisions”, the amount of R$ 593,771 (Dec/2005 – R$ 579,808), presented net of amounts already judicially deposited totaling R$ 12,141 (Dec/2005 – R$ 1,032).

(i) With customers – these refer to actions filed by commercial customers claiming tariff parity, and consequently, refund of amounts collected by the Company. Decisions to date have been both favorable and unfavorable to the Company in lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(ii) Contractors – these refer to actions filed by construction companies alleging underpayment of monetary adjustments, withholding of amounts related to disregard of effects of the Real Plan and economic-financial unbalance of the contract. These actions are currently processed at lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(iii) Civil claims – These refer to claims for material damages, pain and suffering and loss of profits caused to third parties, being currently processed in lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(iv) Labor claims – the Company is defending several labor claims, referring to overtime, health hazard and risk, prior dismissal notice, job diversion, salary parity and others, most of the amounts involved being under provisional or definite execution, at lower and/or appellate courts, thus being classified as of probable loss and, consequently, duly provisioned.

(v) Environmental claims – these refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental – CETESB, seeking the imposition of fine for environmental damages purportedly caused by the Company.

Lawsuits classified as possible loss .
The Company is a defendant in lawsuits and administrative proceedings relating to environmental, tax, civil and labor issues, which are deemed by our legal advisors to be possible losses and which are not provisioned in the Company’s accounts. The aggregate amount referring to such proceedings is of approximately R$ 1,935,000 as of March 31, 2006 (Dec/05 – R$ 1,454,000).

11. PENSION AND HEALTH BENEFIT PLANS

The Company sponsors the Fundação SABESP de Seguridade Social - SABESPREV, an entity organized in August 1990 with the main purpose of managing SABESP’s complementary pension and health benefit plans.

The monthly contribution to the retirement plan – defined benefit corresponds to 2.10% from the Company and 2.31% from the participants

The contributions made by participants, presented above is average, as the amount of the discount depends on salary level’s, between 1% and 8.5% .

The health benefit program, which is made up by optional health plans, of free choice, is also funded by contributions from the sponsor and from participating employers, which in the period were as follows:

From the Company: 6.97%, on average, on the payroll;

12. BENEFITS TO EMPLOYEES

In order to meet the provisions in CVM Deliberation nº 371 of December 13th, 2000, the amounts of the pension and retirement benefits granted on to be granted, to which employees are entitled after retirement are presented below:

On December 31st, 2005, based on the report of the public accountants, SABESP had a net actuarial commitment of R$ 329,772, which represents the difference between the present value of the Company’s obligations related to the participant employees, retired and pension holders and the assets in guarantee.

The Company has elected to recognize the liability over a five year period as from 2002. The Actuarial Liability as of March 31, 2006, in the amount of R$ 287,824 (Dec/2005 – R$ 276,558), is recorded in Long Term Liabilities.

For the fiscal year of 2006 the estimated expense is R$ 56,045. Expenses were recorded in the income statements from January to March, 2006, demonstrated as follows:

	1Q06	1Q05

Transfer to SABESPrev	3,724	3,338
Actuarial Liability Recorded	11,267	13,787

Total recorded	14,991	17,125

The amount related to the cost of past service is recorded as “extraordinary item”, net of tax effects, in the profit and loss statement.

13. PROFIT SHARING

Based on the negotiations performed between the Company and the entities that represent the functional classes, the Profit Sharing Program has been implemented considering the period from July 2005 to June 2006, with the distribution of the amount corresponding up to one payroll, in accordance with the results achieved.

In the quarter ended on March 31st, 2006, it has been accrued the amount of R$ 13,553, which has been recorded in the current liabilities section.

In December 2005 the amount of R$ 22,906 has been advanced, referring to the second part of the profit sharing for the period from July 2005 to June 2006, as per the provision in the collective bargain.

14. FINANCIAL INSTRUMENTS

(a) Market value of the financial instruments

The calculation to determine the market value of these financial instruments is performed annually by the Company’s Management.

(b) Concentration of credit risk

A significant portion of sales is made to abroad customer base. Credit risk is mitigated due to the large portfolio and to the control procedures which monitor this risk.

The allowance for doubtful accounts is sufficient to cover eventual losses.

(c) Foreign Currency

Transactions in foreign currency consist of borrowings for to specific works of improvement and expansion of the Company’s water supply and sewage collection and treatment services.

15. OPERATING COSTS AND EXPENSES

	1Q06	1Q05

1. Cost of Goods and Services Sold
Salaries and Payroll Taxes	214,633	195,681
General Supplies	25,807	21,633
Treatment Supplies	32,573	31,033
Services	68,560	62,501
Power and Energy	104,853	97,423
General Expenses	11,137	7,824
Depreciation and Amortization	141,902	141,210

	599,465	557,305
2.Selling Expenses
Salaries and Payroll Charges	35,333	33,114
General Supplies	1,290	1,677
Services	18,652	19,750
Power and Energy	207	227
General Expenses	11,339	11,604
Depreciation and Amortization	700	777
Write-off of receivables	68,222	45,862

	135,743	113,011
3. General and Administrative Expenses
Salaries and Payroll Taxes	27,891	25,279
General Supplies	1,095	928
Services	20,090	19,385
Power and Energy	277	303
General Expenses	(613)	18,784
Depreciation and Amortization	4,112	3,473
Tax Expenses	7,876	6,412

	60,728	74,564
4. Costs, Selling General and Administrative Expenses (1+2+3)
Salaries and Payroll Charges	277,857	254,074
General Supplies	28,192	24,238
Treatment Supplies	32,573	31,033
Services	107,302	101,636
Power and Energy	105,337	97,953
General Expenses	21,863	38,212
Depreciation and Amortization	146,714	145,460
Tax Expenses	7,876	6,412
Write-off of receivables	68,222	45,862

	1Q06	1Q05

	795,936	744,880
5. Financial Expenses
Interests and Charges on Domestic Loans and Financing	138,417	115,902
Interests and Charges on Foreign Loans and Financing	22,013	48,465
Interests on Shareholder’s Equity	129,582	38,200
Interests on Shareholder’s Equity (reversal)	(129,582)	(38,200)
Other Financing Expenses	3	1,807
Income Tax on Remittances Abroad	2,077	2,785
Other Financial Expenses	7,179	9,278
Monetary Variation on Loans and Financing	20,133	22,404
Exchange Variation on Loans and Financing	(89,254)	(11,303)
Other Monetary/Foreign Exchange Variations	490	492
Provisions	19,556	17,672

	120,614	207,502
6. Financial Income
Monetary Variation	7,384	9,135
Income from Financial Investments	12,714	3,638
Interests	9,770	11,750
Others	2	-

Total Financial Income	29,870	24,523

Financial Expenses, net	90,744	182,979

16. INDEMNITIES RECEIVABLE

The municipalities of Diadema and Maua withdrew the Company’s concession for water sewage services in the beginning of 1995.

In December 1996, SABESP filed a claim seeking compensation for the amounts due by the municipality of Diadema. In first instance, the judge pronounced a sentence against SABESP. The Company has filed an appeal in November 2000. On December 1st, 2005, partial acceptance to the SABESP appeal was given in order to declare the validation of the agreement with the Municipality of Diadema.

The net book value of property, plant and equipment items relating to the municipality of Diadema, which was written-off in December 1996, was R$ 75,231, and the balance of indemnity and other receivables from the local government is R$ 62,876, and is recorded in long-term assets, under “Indemnities receivable”.

SABESP signed a protocol of intentions with the municipality of Mauá when the concession was terminated, by means of which it would agree to pay amounts to the Company referring to the water and sewage systems. However, the municipality of Mauá has never performed the payment of any amount whatsoever. SABESP filed the collecting proceeding in December, 1996 against the municipality. On indemnification title, the sentence pronounced in 2004 has condemned the municipality and the Basic Sanitation of the Municipality of Mauá – SAMA to pay the amount of R$ 153.2 million with monetary restatement by the practice of the Court of Justice of the State of Sao Paulo, from March 2000, legal interests since the summoning, costs, judicial expenses and legal fees in the amount of 20% over the amount of condemnation. This sentence is subject to the double jurisdiction degree, by means of interlocutory appeal by the municipality of Maua and by the Basic Sanitation of the Municipality of Mauá – SAMA, which has recently responded by SABESP. Such appeal is expecting sentence by the Court of Justice of São Paulo.

The net book value of property, plant and equipment items relating to the municipality of Mauá, which was written-off in fiscal year 1999, was R$ 103,763, and the balance of indemnity, in the amount of R$ 85,918, is recorded in long-term assets, under “Indemnities receivable”.

Both cases are the subject matter of court claims (Mauá and Diadema), and the legal counsel in charge of the proceedings believe that a favorable judgment is likely to be rendered to the Company.

17. SHAREHOLDER´S EQUITY

(a) Authorized Capital Stock

The Company is authorized to increase its capital stock up to the limit of R$ 4,100,000, corresponding to 40,000,000,000 book entry common shares with no par value.

(b) Subscribed and paid-up capital

The subscribed and paid-up capital is comprised by 28,479,577,827 common registered shares, with no par value, distributed as follows:

	Mar/06		Dec/05

Shareholders	Quantity	%	Quantity	%

Secretaria de Estado dos Negócios da Fazenda	14,313,511,871	50,26	14,313,511,871	50,26
Companhia Brasileira de liquidação e custódia	7,680,673,428	26,97	7,708,472,937	27,06
The Bank Of New York ADR
Department (Share equivalent (*)	6,457,204,500	22,67	6,430,069,500	22,58
Others	28,188,028	0,10	27,523,519	0,10

	28,479,577,827	100	28,479,577,827	100

(*) Each ADR equals to 250 shares

(c) Remuneration of Shareholders

The shareholders are entitled to a minimum mandatory dividend of 25% of the net profit, calculated in conformity with Brazilian Corporate Law.

The interests declared on April 28, June 23, October 20 and December 15 of 2005, in the amount of R$ 348,216, will start being paid on June 27, 2006.

The interest declared on April 20, 2006, in the amount of R$ 129,582, will be paid within 60 days after the Shareholders´ Meeting of 2007, net of withheld income tax.

(d) Capital Reserve

It comprises tax incentives and donations from government agencies.

(e) Revaluation Reserve

As provided for by the Instruction CVM nº 197/93, the Company has elected not to record the income tax and social contribution on the revaluation reserve on the revaluation of fixed assets set up until 1991.

The reserve has been realized as an offset to the “retained earnings” account, to the same proportion of the depreciation and write-off of the respective assets it is related to.

(f) Roll-forward of the Retained Earnings Account

	Mar/06	Dec/05

Prior Balance	-	-
Realization of Revaluation Reserve	23,747	89,449
Current Year’s Earnings	327,916	865,647
Interest on own Capital	(129,582)	(348,216)
Legal Reserve	-	(43,282)
Investment Reserve	-	(563,598)

Current Balance	222,081	-

18. CASH FLOW

In order to improved information to the market and in attendance to the New Market regulation, the Company is presenting statements of cash flow prepared in accordance with the NPC-20 of the IBRACON.

Description	1Q06	1Q05

Cash Flow from operating activities
Net Income of the Fiscal Year	327,916	151,370
Adjustments for the reconciliation of the fiscal year:
Deferred Taxes and Contributions	3,227	(10,588)
Provisions for Contingencies	15,437	31,336
Social Security Obligations	14,991	17,125
Residual Cost of the Fixed Assets Written Off	1,365	884
(Gain) in the sale of fixed assets	(1,007)
Depreciation and Amortization	146,714	145,460
Interests calculated on loans and financing payable	162,529	167,152
Monetary and Exchange Variations on loans and financing	(69,279)	11,100
Monetary Variation of Interests on Own Capital	-	715
Expenses from Interest and Monetary Variation	5,289	6,503
Income from Interests and Monetary Variation	(4,879)	(6,397)
Allowance for Doubtful Accounts	68,222	45,862

Adjusted Net Income	670,525	560,522

Variance in Current Assets:
Accounts Receivable, net	(74,153)	(113,041)
Accounts Receivable from Shareholder	(3,970)	12,813
Inventories	5,337	5,064
Other Accounts Receivable	(13,179)	(13,874)
Accounts receivable, net – long term	(33,907)	(33,857)
Accounts Receivable from Shareholder	(22,917)	(55,314)
Judicial Deposits	(9,698)	21
Other Accounts Receivable	(14,314)	(895)

Total Variances in Current Assets	(166,801)	(199,083)

Variance in Current Liabilities
Suppliers and Contractors	(38,770)	(15,679)
Salaries and Social Charges	24,816	24,930
Taxes and Contributions Payable	(634)	(13,138)

Description	1Q06	1Q05

Other Accounts Payable	(25,152)	(852)
Pension Plan	(3,724)	(3,338)
Other accounts payable long term	(1,561)	1,127

Total Variances in Current Liabilities	(45,025)	(6,950)

Net cash arising from the operating activities	458,699	354,489

Cash flow from investment activities:
Acquisition of Fixed Assets	(127,289)	(101,131)
Sale of Fixed Assets	2,188	-
Increase in Deferred Assets	(27)	(25)

Net Cash applied to investments activities	(125,128)	(101,156)

Net cash from financing activities:
Loans and Financing – long term:
Collection	291,263	347,571
Payments	(251,481)	(251,712)

Payment of Interests on Own Capital	(9,386)	(2,527)

Net Cash applied to the financing activities	30,396	93,332

Increase (reduction) in cash/cash equivalents	363,967	346,665

Cash/Cash equivalents in the beginning of the period	280,173	105,557
Cash/Cash equivalents at the end of the period	644,140	452,222

Variance in cash/cash equivalents	363,967	346,665

Cash flow supplemental information:
Interests and fees paid on loans and financing	140,160	157,047
Capitalized interests and financial charges	(12,978)	8,799
Income Taxes and Social Contribution paid	120,641	52,631
Fixed Assets received as donations	13,922	2,006
COFINS and PASEP paid	75,221	83,901
Accounts Netting Out	-	(715)

19. SUBSEQUENT EVENTS

On April 19th, 2006, the Company anticipated the settlement of the 1st series of the 5th issue of debentures, which final maturity was March 2007, by using part of the funds obtained from the Credit Rights Investments Fund – SABESP I – FIDC, in the total amount of R$ 106,373.

05.01 – COMMENTS ON THE COMPANY´S PERFORMANCE IN THE QUARTER

1. 16.4% growth in gross revenues and 24.3% in EBITDA

R$ million
	1Q05	1Q06	Variance	%
(+)Gross Operating Revenues (-) COFINS e PASEP (+)Net Operating Revenues (-) Costs and Expenses (=)Income before Finance Exp. (EBIT*) (+)Depreciation and Amortization (=)EBITDA** Margin EBITDA %	1,252.0 93.3 1,158.7 744.9 413.8 145.5 559.3 48.3	1,456.8 112.2 1,344. 6 795.9 548.7 146.7 695.4 51.7	204.8 18.9 185.9 51.0 134.9 1.2 136.1	16.4 20.3 16.0 6.8 32.6 0.8 24.3
Net Income Net Income per one thousand shares in R$	151.4 5.32	327.9 11.51	176,5	116.6
(*) Income before interests and taxes
(**) Income before interests, taxes, depreciation and amortization.

SABESP obtained gross operating revenues of R$ 1,456.8 million and EBITDA of R$ 695,4 million in 1Q06. The 16.4% growth in gross operating revenues arises, mainly, from the following factors:

• 4.6% in crease in the volume services billed of water and sewage;
• 9% note readjustment from August, 2005;
• The migration of consumers to higher levels of consumption has also contributed to this growth.

The net operating revenue in the period totaled R$ 1,3 billion, an increase of R$ 185,9 million, as compared to the same quarter last year. EBIT has presented an important growth of 32.6% due to the fact that costs and expenses have increased less than the gross operating revenues. EBITDA went from R$ 559,3 million in the 1Q05 to R$ 695,4 million in 1Q06, with increase in margin from 48.3% to 51.7% .

Net income of R$ 327,9 million was R$ 176,5 million higher to the same period last year, mainly due to the increase in revenues and to the Brazilian real appreciation.

2. Volume invoiced

The charts below show volumes of water and sewage services billed broken down by user category and region in 1Q05 and 1Q06.

VOLUME OF WATER AND SEWAGE SERVICES BILLED** TO RETAIL AND WHOLESALE MARKET– millions of m3
Per Category	Water		Var. %	Sewage		Var. %	Water + Sewage		Var. %
	1Q05	1Q06		1Q05	1Q06		1Q05	1Q06
Residential	318,1	333,0	4.7	247,2	259,6	5.0	565,3	592,6	4.8
Commercial	35,5	37,0	4.2	32,0	33,5	4.7	67,5	70,5	4.4
Industrial	8,0	8,6	7.5	7,7	8,1	5.2	15,7	16,7	6.4
Public	10,6	10,9	2.8	8,3	8,7	4.8	18,9	19,6	3.7
Total retail	372,2	389,5	4.6	295,2	309,9	5.0	667,4	699,4	4.8
Wholesale	63,6	65,1	2.4				63,6	65,1	2.4
Grand Total	435,8	454,6	4.3	295,2	309,9	5.0	731,0	764,5	4.6

VOLUME OF WATER AND SEWAGE SERVICES BILLED** TO RETAIL AND WHOLESALE MARKET – millions of m3
By Region	Water		Var. %	Sewage		Var. %	Water + Sewage		Water
	1Q05	1Q06		1Q05	1Q06		1Q05	1Q06
Metropolitan	243,6	256,9	5.5	197,2	208,4	5.7	440,8	465,3	5.6
Regional (*)	128,6	132,7	3.2	98,0	101,4	3.5	226,6	234,1	3.3
Total retail	372,2	389,6	4.7	295,2	309,8	4.9	667,4	699,4	4.8
Wholesale	63,6	65,1	2.4				63,6	65,1	2.4
Grand Total	435,8	454,7	4.3	295,2	309,8	4.9	731,0	764,5	4.6
*Composed by sea side and country side regions
** Not audited information.

3. Costs, selling and administrative expenses

In 1Q06, the cost of products and services provided, selling and administrative expenses recorded an increase of R$ 51.0 million or 6.8% .

R$ million
	1Q05	1Q06	Variance	%
Salaries and Payroll Charges	254,1	277,9	23,8	9.4
General supplies	24,2	28,2	4,0	16.5
Treatment supplies	31,0	32,5	1,5	4.8
Services	101,6	107,3	5,7	5.6
Power and energy	98,0	105,3	7,3	7.4
General Expenses	38,2	21,9	(16,3)	(42.7)
Depreciation and Amortization	145,5	146,7	1,2	0.8
Credit Write-offs	45,9	68,2	22,3	48.6
Tax expenses	6,4	7,9	1,5	23.4
Costs, selling and adm. expenses	744,9	795,9	51,0	6.8

3.1. Salaries and Payroll Charges

In 1Q06 the Company expanded the service providing and increased staff productivity in 4.3% . The quantity of connections per employee went from 632 in 1Q05 to 659 in 1Q06. These reported been an increase of R$ 23.8 million or 9.4%, related to the following factors:
• 7.9% salary adjustment (index IPC-FIPE), from May 2005 and to Performance Evaluation, with the application of 2%, from June, 2005;
• Headcount reduction in the order of 1.7% going from 17,669 in March, 2005 down to 17,364 in March, 2006.

3.2. General supplies

In 1Q06, it presented a growth of R$ 4.0 million or 16.5%, mainly due to the following variations:
• Fuels and vehicle lubricants in the amount of R$ 1.2 million or 23.8% mostly due to price adjustment;
• Network maintenance with an increase of R$ 0.8 million and
• Maintenance of residential connections with an increase of R$ 0.5 million.

3.3. Treatment Materials

An increase of R$ 1,5 million or 4.8%, as a result of a higher volume of treated water.

3.4. Services

These recorded an increase of R$ 5,7 million or 5.6% in 1Q06, going from R$ 101,6 million up to R$ 107,3 million. The reasons for this increase were:
• Maintenance of residential connections in the amount of R$ 2,2 million occurred in the water distribution and sewage collection systems in the Metropolitan Region of São Paulo;
• Systems Maintenance of the Metropolitan Region of São Paulo in the amount of R$ 1,5 million, and
• Hydrometer readings and delivery of bills with an increase of R$ 1,5 million.

3.5. Power and Energy

1Q06 recorded an increase of R$ 7.3 millions or 7.4% in relation to 1Q05, going from, R$ 98,0 million up to R$ 105,3 million, described as follows:

• Growth in electric power consumption of 1.15%, caused by the increase in the volume produced;
• Reduction in expenditures in the captive market in 9.9%. Although there has been a 10.4% weighted average increase in the electric power fares of the captive market, costs have been reduced, as 19.6% of the electric power that was consumed in this market has migrated to the free market;
• In function of the migration of the installations of the captive market to the free market, 48.1% increase to the energy consumed in the free market that, coped with the 17.9% adjustment in the fares of this segment, meant an increase in the expenses around 74.6% and
• Extinction of the ECE fee – Emergency Capacity Fee as of December, 2005 leading to a 2.2% saving in relation to the total expenditure in 1Q06.

3.6. General Expenses

In 1Q06, this item recorded a R$ 16,3 million or 42.7% decrease in relation to 1Q05, going from R$ 38,2 million down to R$ 21,9 million, mainly due to the following:

• R$ 18,3 million decrease resulting from the lower necessity of provision for losses and judicial contingencies (environmental and civil) in 1Q06, and
• Increase for the collection of use of hydro resources of the Capivari, Piracicaba e Jundiaí basins of R$ 1,6 million, by the Water National Agency - ANA.

3.7. Credit Write-offs

It presented an increase of R$ 22,3 million or 48.8%, caused by a higher invoicing, having in view:

• 6.78% fare increase, and
• 6.4% consumption increase and fare progressiveness.

3.8. Tax Expenses

It presented a R$ 1,5 million increase or 22.8%, mainly, due to the payment of CPMF arising from higher volume of financial investments.

4. Financial Expenses and monetary variation expenses

4.1. Financial Expenses

Those recorded a R$ 6,7 million decrease, as a result of:
• Interests of internal loans and financing, and the increase of R$ 22,2 million, related to the 7th issue (March/05) and 8th issue (June/05) of debentures. This increase was offset by the reduction of the interests on external loans and financing, in the amount of R$ 26,5 million related to the lower debt balance in foreign currency and as a result of the appreciation of the real in relation to the dollar;
• R$ 1,9 million increase, referring to the provision for interests and monetary restatement of new judicial lawsuits;
• Decrease of R$ 1,8 million in banking fees expenses, and
• Decrease of R$ 2,5 million, referring to charges on taxes, occurred in 2005, not recurring in 2006.

4.2. Monetary variation expenses

The monetary variation expenses recorded a gain of R$ 80,2 million, mainly due to the appreciation of the real in relation to the North-American dollar of 7.2% in 1Q06 in comparison to the devaluation occurred in 1Q05 of 0.4% and a lower balance of debt in foreign currency.

5. Non-operating result

Presented a R$ 1,1 million or 220.0% increase, having as main reason the sale of a land lot generating a gain in the amount of R$ 1,0 million.

6. Financial Income

It presented a R$ 7,1 million or 46.1% increase, referring to the proceeds of financial investments.

7. Operating Indicators

The chart bellows shows the continuous increase of the services provided by the Company.

Operating Indicators (*)	1Q05	1Q06	Var. %
Water connections(1)	6,394	6,527	2.1
Sewage connections (1)	4,780	4,918	2.9
Population served directly by water (2)	22,4	22,6	0.9
Population served by sewage (2) (4)	18,1	18,4	1.7
Number of Employees	17,669	17,364	(1.7)
Operating Productivity (3)	632	659	4.3

Notes:

(*) Information not reviewed by the independent auditors (1) In 1,000 units at the end of the period
(2) In millions of inhabitants, at the end of the period. It does not include the wholesale supply.
(3) Number of water and sewage connections per employee
(4) In function of new forecasts prepared by the SEADE Foundation, the population served with sewage connection in 1Q05, has been adjusted to 18,1 million of inhabitants.

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 – ORDER NUMBER	4
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2001-022
4 – DATE OF REGISTRATION WITH CVM	06/04/2001
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2001
9 - DUE DATE	12/15/2006
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 1.2%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	2,519.58
14 – AMOUNT ISSUED (Thousand of reais)	75,587
15 - DEBENTURES ISSUED (Units)	30,000
16 - OUTSTANDING SECURITIES (Units)	30,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	06/15/2006

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 – ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-013
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 1.10%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	6,950.27
14 – AMOUNT ISSUED (Thousand of reais)	218,043
15 - DEBENTURES ISSUED (Units)	31,372
16 - OUTSTANDING SECURITIES (Units)	31,372
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION	04/01/2005
22 – DATE OF NEXT EVENT	04/01/2006

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 – ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-014
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 10.65%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	11,453.74
14 – AMOUNT ISSUED (Thousand of reais)	98,822
15 - DEBENTURES ISSUED (Units)	8,628
16 - OUTSTANDING SECURITIES (Units)	8,628
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION	04/01/2005
22 – DATE OF NEXT EVENT	04/01/2006

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/031
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,015.10
14 – AMOUNT ISSUED (Thousand of reais)	235,313
15 - DEBENTURES ISSUED (Units)	231,813
16 - OUTSTANDING SECURITIES (Units)	231,813
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2006

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/032
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,111.16
14 – AMOUNT ISSUED (Thousand of reais)	209,194
15 - DEBENTURES ISSUED (Units)	188,267
16 - OUTSTANDING SECURITIES (Units)	188,267
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2006

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	06
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/033
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,111.16
14 – AMOUNT ISSUED (Thousand of reais)	199,919
15 - DEBENTURES ISSUED (Units)	179,920
16 - OUTSTANDING SECURITIES (Units)	179,920
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2006

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	07
2 – ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/006
4 – DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,014.88
14 – AMOUNT ISSUED (Thousand of reais)	202,976
15 - DEBENTURES ISSUED (Units)	200,000
16 - OUTSTANDING SECURITIES (Units)	200,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2006

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	08
2 – ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/007
4 – DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 10.8%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,021.36
14 – AMOUNT ISSUED (Thousand of reais)	102,136
15 - DEBENTURES ISSUED (Units)	100,000
16 - OUTSTANDING SECURITIES (Units)	100,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	03/01/2007

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	09
2 – ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/032
4 – DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,060.23
14 – AMOUNT ISSUED (Thousand of reais)	371,080
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	06/01/2006

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	10
2 – ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/033
4 – DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2011
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,086.27
14 – AMOUNT ISSUED (Thousand of reais)	380,194
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	06/01/2006

16.01 - OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT
SUPPLEMENTARY

Supplementary Information

In order to improve the information provided to the market, the company is presenting, as supplementary information, the financial statements in a constant purchasing power currency.

1. SUPPLEMENTARY INFORMATION IN “CONSTANT PURCHASING POWER CURRENCY”

(a) Index of restatement

The monetary indexation of the operations relating to the permanent assets, shareholder’s equity, income statement accounts and the calculation of gains or losses in the monetary items have been measured based on the variation of the Accounting Monetary Unit - UMC, taking for variation basis the variation of the General Prices Index - Market - IGP-M in the 1st quarter of 2006, of 0.70% .

(b) Balance Sheet Accounts

Amounts related to monetary assets and liabilities presented in “constant purchasing power currency” are identical to those presented by the “corporate legislation”, except for accounts receivable from customers, accounts payable to suppliers and contractors, deferred income tax and social contribution in long term liabilities, which are adjusted to reflect the purchasing power or the currency realization as of March 31, 2006, taking as basis the rate published by the National Association of Investment Banks - ANBID.

Permanent assets and shareholder’s equity were adjusted based on the monthly variation of the UMC, updated by the IGP-M up to March 31, 2006.

(c) Income Statement Accounts

All accounts have been monetarily restated based on the variation of the UMC, from the month of booking, adjusted for inflationary gains or losses calculated on the beginning and ending balances of each month of the monetary assets and liabilities, and that generated financial or inflationary nominal income or expenses, which have been considered as reductions to the respective profit and loss accounts they are related to.

(d) Deferred taxes and contributions

The deferred income tax and social contribution have been calculated based on the rates of 15% plus additional of 10% and 9%, respectively, on the amounts of the over value of the assets and rights of the fixed assets generated by the result of the monetary variation, in accordance with the instructions of CVM, contained in the Statement of IBRACON – Institute of the Independent Auditors of Brazil, nº. 99/006.

The amounts presented are in purchasing power currency as of March 31, 2006.

		In thousands of R$
Balance Sheet	Nominal	Constant
	Currency	Purchasing
		Power Currency

Total Assets	17,875,727	35,050,774

Current Assets	2,137,990	2,134,746

Long Term Assets	1,621,367	1,621,367

Permanent Assets	14,116,370	31,294,661
Investments	740	1,975
Property, plant and equipment	14,097,316	31,260,383
Deferred assets	18,314	32,303

Total Liabilities	17,875,727	35,050,774

Current Liabilities	1,807,491	1,807,126

Long Term Liabilities	7,373,431	12,399,849

Shareholder’s Equity	8,694,805	20,843,799
Paid in Capital	3,403,688	9,188,312
Capital Reserves	92,743	148,404
Revaluation Reserves	2,506,024	6,824,355
Profit Reserves	2,470,269	4,563,807
Retained Earnings	222,081	118,921

	In Thousands of R$
	January to March, 2006

Profit & Loss Statement	Nominal	Constant
	Currency	Purchasing
		Power Currency

Net revenue from sales and services rendered	1,344,594	1,334,823

Cost of products sold and services rendered	(599,465)	(820,512)

Gross Income	745,129	514,311

Selling Expenses	(135,743)	(137,185)
Administrative Expenses	(60,728)	(64,935)

Income before net financial expenses	548,658	312,191

Net financial expenses	(90,744)	(44,449)

Operating Income	457,914	267,742
Non-operating income	603	(1,747)

Income before taxes and profit sharing	458,517	265,995
Provision for Income Taxe and Social Contribution	(116,324)	(116,060)
Deferred Income Tax and Social Contribution	(5,497)	50,318
Extraordinary item net of income tax and social contribution	(8,780)	(8,782)

Net income for the period	327,916	191,471

Profit per share	0.01151	0.00672

Conciliation of the profit and loss of the period and the shareholder’s equity

	In Thousands of R$
	Net Income of the	Shareholder’s
Description	Period	Equity

Corporate Legislation	327,916	8,694,805

Monetary Indexation
Permanent of Assets	(13,684)	17,178,291
Of Shareholder’s Equity	(178,880)	-
Adjustment to Present Value – net	331	(2,879)

Reversal (provision) for taxes
Income Tax	41,020	(3,695,895)
Social Contribution	14,768	(1,330,523)

In constant purchasing power currency	191,471	20,843,799

2. EVOLUTION OF SHAREHOLDING BY THE CONTROLLING

SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICER FROM 03/31/2005 TO 03/31/2006

	Position as of 03/31/2005		New members	Changes in Common Shares	Left the Company	Position as of 03/31/2006
Shareholders	Number of Shares	%			ON Shares	Number of Shares	%
Controlling	14,313,511,872	50.3				14,313,511,871*	50.3
shareholder
Directors	90,015		2	668,468***	(1)	758,483**
Executive Officers
Members of the Audit
Committee
Other shareholders	14,165,975,940	49.7				14,165,975,940	49.7
Outstanding shares	14,166,065,940	49.7				14,166,065,940	49.7
Total shares	28,479,577,827	100.0	2	668,468***	(1)	28,479,577,827	100.0
*Difference arising from the entrance and leave of Board Members
 **Out of this total, 15 shares, currently held by Board Members, have been assigned by the State Secretary of Treasury Affairs of the State of Sao Paulo and they shall return when they are no longer part of the Board of Directors of SABESP
 ***The difference arises from the movement of 110,000 shares of a Board Member and the change in the composition of the Board of Directors, at the Shareholders Meeting of March 27th , with the entrance of a Board Member who holds 558,468 shares.

3. SHARE POSITION AS OF 03/31/2006

Shareholders holding more than 5% of the shares	Common Shares	%
State of São Paulo Treasury Department	14,313,511,871	50.3

Shareholders	Common Shares	%
CONTROLLING SHAREHOLDER MANAGEMENT Board of Directors Board of Executive Officers Statutory Audit Committee TREASURY SHARES OTHER SHAREHOLDERS TOTAL OUTSTANDING SHARES	14,313,511,872 758,483 - - - 14,165,307,473 28,479,577,827 14,166,065,941	50.3 49.7 100.0 49.7

4. SABESP AND THE NEW MARKET

SABESP, at the time of its adhesion to the BOVESPA´s new market that comprises the Brazilian companies whose corporate governance practices are considered the best in Brazil, has included into its Articles of Association an Arbitrage clause. This clause provides that the "BOVESPA, the Company, the Controlling Shareholder, the Management and the members of the Fiscal committee of the Company" undertake to resolve any and all dispute and controversy related to the New Market’s Listing Regulation by means of arbitrage at the Arbitrage Chamber of the Sao Paulo’s Stock Exchange.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
 To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.
We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of March 31, 2006, and the related statement of operations for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in conformity with Brazilian accounting practices under the responsibility of the Company’s management.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.
Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.
The supplementary information for the quarter ended March 31, 2006, referring to the financial statements in constant purchasing power, and the statement of cash flows are presented for purposes of additional analysis and are not a required part of the basic financial statements. This supplementary information was reviewed by us in accordance with the auditing procedures mentioned in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the interim financial statements referred to in paragraph 1 taken as a whole.

5.
As mentioned in Note 5 to the interim financial statements, the Company is negotiating with the State of São Paulo Government the reimbursement of the amounts for supplementary retirement and pensions paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government.

6.
We had previously audited the balance sheet as of December 31, 2005, and reviewed the statements of operations for the quarter ended March 31, 2005, the supplementary information in constant purchasing power, and the statement of cash flows for the quarter ended March 31, 2005, presented for comparative purposes, and issued an unqualified opinion thereon and unqualified review report thereon, dated March 23, 2006 and May 13, 2005, respectively. In addition, our report, dated March 23, 2006, contains a comment similar to the one described in paragraph 5.

7.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 15, 2006

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD QUARTER	1
01	03	INVESTOR RELATIONS OFFICER (Company´s Mail Address)	1
01	04	ITR REFERENCE	1
01	05	BREAK-DOWN OF CAPITAL STOCK	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	AUTHORIZED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR	2
01	10	DIRECTOR OF INVESTOR RELATIONS	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	PROFIT & LOSS STATEMENT	7
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY´S PERFORMANCE IN THE QUARTER	40
10	01	CHARACTERISTICS OF THE PRIVATE AND PUBLIC ISSUE OF DEBENTURES	46
16	01	OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT	56
17	01	REPORT ON THE SPECIAL REVIEW	61

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 29, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.